RECEIVED

2008 DEC 30 A 10: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line Direct Fax

BY REGISTERED POST

SUPPL

11 December 2008

Exemption No. 33-51010

08006333

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Extension of the Waiver from Strict Compliance with Rule 8.08 of the Listing Rules and Status of the Public Float

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
JAN 0 6 2009
THOMSON REUTERS

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

CoSec\GO0708/announcement distribution – Extension of Waiver 1208

SCMP Group Limited

SCMP集團有限公司**

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

ANNOUNCEMENT

EXTENSION OF THE WAIVER FROM STRICT COMPLIANCE WITH RULE 8.08 OF THE LISTING RULES AND STATUS OF THE PUBLIC FLOAT

Reference is made to the Company's announcements dated 24 July 2008 and 10 September 2008. The Waiver previously granted had expired. The Company had applied to the Stock Exchange for, and the Stock Exchange has granted to the Company, an extension of the Waiver for the period commencing from 6 September 2008 to 28 February 2009.

Reference is made to the Company's announcements dated 24 July 2008 (the **Waiver Announcement**) and 10 September 2008 (the **Extension Application Announcement**) respectively. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as defined in the Waiver Announcement and the Extension Application Announcement.

BACKGROUND

As stated in the Waiver Announcement, the Company was granted by the Stock Exchange the Waiver for the period commencing from 7 July 2008 up to 5 September 2008. Such Waiver had expired. As at the date of this announcement, approximately 11% of the issued share capital of the Company is held by the public.

PROGRESS IN THE RESTORATION OF PUBLIC FLOAT

As set out in the Extension Application Announcement, the Offeror was then in the final stages of negotiating the documentation for the disposal of certain Shares held by the Offeror. In late September 2008, the Company was informed by the Offeror that because of the financial and market events of that month, they were reviewing the proposed transaction. The Company has been in constant contact with the Offeror since then to monitor the progress of the matter and has been told by the Offeror that it is still working on the reinstatement of the minimum public float and is in continuing discussion with the banks involved to find a solution. The Offeror has also informed the Company that it is unlikely that a solution will be reached by end January 2009 and

accordingly, the Company has applied to the Stock Exchange for an extension of the Waiver, which extension has been granted for the period from 6 September 2008 to 28 February 2009.

The Company will closely monitor the progress of the proposed transaction and will issue further announcement to update the investors accordingly.

SUSPENSION OF TRADING IN THE SHARES

As the public float of the Company has fallen below 25%, the Stock Exchange indicated that the trading in the Shares should be suspended in accordance with the Listing Rules. As such, at the request of the Company, trading in the Shares was suspended as from 9:30 a.m. on 27 February 2008. The Stock Exchange indicated that the trading in the Shares will remain suspended until the 25% minimum public float is restored. An announcement will be made by the Company upon its due compliance with Rule 8.08 of the Listing Rules.

By Order of the Board
Vera Leung
Company Secretary
Hong Kong

Hong Kong, 10 December 2008

As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, namely Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END